Exhibit 99.4

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

MINUTES OF THE 47th/2008  EXTRAORDINARY MEETING OF THE BOARD OF
DIRECTORS

DATE, PLACE AND TIME: December 4 2008 at 2:00 p.m. at Avenida Escola Politécnica, 760, 2nd floor, São Paulo-SP. QUORUM: The full complement of Board Members. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) CLOSING OF BRANCHES: The Board passed a resolution authorizing the closing of the following branches, constituted in error, according to the 9th Minutes of the Ordinary Meeting of the Board of Directors of October 28 2008, recorded at the Companies Registration Office of the state of São Paulo on November 10 2008 under number 371.612/08-1, albeit no request for registration of the establishments being made to the Brazilian Internal Revenue Service, the State Finance Secretary and other mandatory public bodies:

ACTIVITY	ADDRESS
MANUFACTURE OF MEAT PRODUCTS	ESTRADA DF 495, TRECHO 01, CONJUNTO 2, LOTE 01 - POLO DESENVOLVIMENTO JUSCELINO KUBITSCHEK, BAIRRO SANTA MARIA, CEP 72.549-510 - BRASILIA-DF

MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS	RUA ANTONIO JOVITA DUARTE, Nº 4.138, ALA A, BAIRRO FORQUILHAS, CEP 88.107-100 - SÃO JOSÉ – SC

EUCALYPTUS AND PINE PLANTATIONS	ESTRADA RIO DAS PEDRAS, S/N, BAIRRO RIO DAS PEDRAS, CEP 89.560-000 - VIDEIRA - SC

EUCALYPTUS AND PINE PLANTATIONS	RODOVIA FRAIBURGO-MONTE CARLO, S/N, KM 10, BAIRRO LIBERATA, CEP 89.580-000 - FRAIBURGO - SC

CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, page 72).

NEY ANTONIO FLORES SCHWARTZ

Secretary